

13030259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC Mail Processing Section FEB 27 2013 Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34537

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quest Capital Strategies, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23832 ROCKFIELD BLVD #130
(No. and Street)

LAKE FOREST (City), CA (State) 92630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROLYNE TSAI
(949) 830-4885 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARVARAN, ASKELSON & COMPANY
(Name – *if individual, state last, first, middle name*)

23974 ALISO CREEK ROAD, SUITE #395, LAGUNA NIGUEL, CA 92677
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/13

OATH OR AFFIRMATION

I, CAROLYNE TSAI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUEST CAPITAL STRATEGIES, INC, as of FEBRUARY 25, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

QUEST CAPITAL DB RETIREMENT PLAN, CAROLYNE TSAI TRUST, IRA AND CUSTODIAL ACCOUNTS


GOURI P. MISRA
Commission # 2000324
Notary Public - California
Orange County
My Comm. Expires Dec 8, 2016

Signature

C.F.O

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quest Capital Strategies, Inc.

FINANCIAL STATEMENTS

For the year ended December 31, 2012

With

INDEPENDENT AUDITORS' REPORT THEREON



TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Quest Capital Strategies, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Quest Capital Strategies, Inc. (the "Company") as of December 31, 2012, and the related statements of operations and stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Capital Strategies, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and or other records used to prepare the financial statements. The information in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. And other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 22, 2013

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

TABLE OF CONTENTS

Quest Capital Strategies, Inc.
Statement of Financial Condition
December 31, 2012

ASSETS

Current assets:		
Cash	$	491,812
Commissions receivable		221,811
Other receivable		1,390
Prepaid expenses		13,113
Securities owned (Note 3)		3,451
Total current assets		731,577
Property and equipment, net (Notes 2 and 4)		11,801
Deposits and other assets		5,808
Total assets	$	749,186

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accrued expenses	$	22,372
Commissions payable		105,978
Retirement plans payable		193,063
License fees payable		106,758
Total current liabilities		428,171
Commitments (Note 5)		-
Common stock, no par value; 116.14 shares authorized; 100 shares issued and outstanding		10,000
Accumulated other comprehensive income		(31,789)
Retained earnings		342,804
Total stockholders' equity		321,015
Total liabilities and stockholders' equity	$	749,186

Quest Capital Strategies, Inc.
Income Statement
For the year ended December 31, 2012

Revenues:		
Commissions	$	2,868,190
Annual fees		535,094
Advisory fees		75,032
Administrative services		84,748
Other income		89,982
Interest and dividends		503
Net realized gains (losses) on securities		334
Net unrealized gains (losses) on securities		1,034
Total revenues		3,654,917
Operating expenses:		
Commission expense		1,570,961
Employee compensation and benefits		839,580
Trading overhead		80,587
Office expense		87,833
Rent		77,551
Legal and professional		14,798
License and fees expense		63,687
Other expenses		36,905
Travel		11,249
Advertising and promotion		13,202
Insurance		4,929
Depreciation		6,376
Total operating expenses		2,807,658
Income before provision for income taxes		847,259
Provision for income taxes (Note 2)		(23,595)
Net income	$	823,664

Quest Capital Strategies, Inc.
Statement of Stockholders' Equity
For the year ended December 31, 2012

	Common stock				
	Shares outstanding	Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2011	100	$ 10,000	$ 289,140	$ 99,794	$ 398,934
Stockholders' distributions	-	-	(770,000)	-	(770,000)
Comprehensive income:					
Net Income	-	-	823,664	-	823,664
Other comprehensive income, net of tax					
Change in minimum pension asset	-	-	-	(131,583)	(131,583)
Balance, December 31, 2012	100	$ 10,000	$ 342,804	$ (31,789)	$ 321,015

Quest Capital Strategies, Inc.
Statement of Cash Flows
For the year ended December 31, 2012

Cash flows from operating activities		
Net income	$	823,664
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		6,376
Unrealized loss on marketable securities, net		55
Decrease (increase) in assets		
Commissions receivable		(88,437)
Other receivable		1,684
Prepaid expenses		(10,502)
(Decrease) increase in liabilities		
Accrued expenses		(10,392)
Commissions payable		18,128
Retirement plan payable		35,147
License fees payable		2,858
Net cash flows provided by operating activities		778,581
Cash flows from investing activities		
Proceeds from sale of marketable securities		334
Purchase of property and equipment		(7,710)
Net cash flows used by investing activities		(7,376)
Cash flows from financing activities		
Stockholders' distributions		(770,000)
Net cash flows used by financing activities		(770,000)
Net increase (decrease) in cash		1,205
Cash at beginning of year		490,607
Cash at end of year	$	491,812
Supplemental disclosure of cah flow information:		
Cash paid for income taxes	$	23,595

1. ORGANIZATION

Quest Capital Strategies, Inc. (the Firm), is primarily engaged in the business of securities brokerage. The Firm operates under the provisions of paragraph (k)(2)(ii) of Rule l5c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Firm clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Firm considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less. The Firm maintains a $100,000 deposit with its clearing broker/dealer.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require us to develop our own assumptions. This hierarchy requires companies to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including our marketable securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (continued)

The Company's cash equivalents and marketable securities instruments are classified within Level 1 and Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker-dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The types of instruments valued based on other observable inputs include investment-grade corporate bonds, mortgage-backed and asset-backed products, commercial paper, and state, municipal and provincial obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the financial statements include the realizability of long-lived assets.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently five to seven years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

Securities Transactions

Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes:

The Firm is an S Corporation for income tax purposes and, accordingly, income or loss of the Firm flows through to the individual stockholder. The Firm is subject to California state income tax, which is the greater of $800 or 1.5% of taxable income and, accordingly, a provision for such taxes has been included in the accompanying financial statements. Deferred tax expense was immaterial for the year ended December 31, 2012.

3. SECURITIES OWNED

The Firm's securities investments are classified as trading securities. The firm only purchases securities for the purpose of assisting customers in selling their thinly traded or worthless securities. Trading securities consist solely of equity securities and are recorded at fair value on the balance sheet in current assets and, with the change in fair value during the period included in earnings. Securities owned at December 31, 2012 consisted solely of marketable equity securities.

Realized gains and losses are determined on the basis of actual results on investments. During 2012, the Firm sold no marketable securities. Realized and unrealized gains on marketable securities were as follows:

	Gross Unrealized Gain	Gross Unrealized Loss
Trading securities:		
Marketable equity securities	$ -	$ 1,034

	Gross Realized Gain	Gross Realized Loss
Trading securities:		
Marketable equity securities	$ 334	$ -

4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012 consisted of the following:

Property and equipment	$	82,326
Less: accumulated depreciation		(70,525)
Property and equipment, net	$	11,801

5. COMMITMENTS

Operating Leases

On May 15, 2009, the Firm entered into a new operating lease which expires July 31, 2014. The operating lease calls for monthly payments of rent, common area maintenance, insurance and property taxes. The lease provides for an increase in the monthly lease rate approximately every 12 months. The lease agreement was modified during 2012 to provide for additional space. Future minimum payments by year due under the operating lease agreement are as follows:

For the year ended December 31,		Amount
2013	$	88,633
2014		52,507
2015		
2016		-
After 2016		-
	$	141,140

6. NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed l0 to l). At December 31, 2012, the firm had net capital of $285,426 that was $256,881 in excess of its required net capital of $28,544 The Firm's percentage of aggregate indebtedness to net capital at December 31, 2012 was 1.50 to 1.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

Assets	Level 1	Level 2	Level 3	Total
Cash	$ 491,812	$ -	$ -	$ 491,812
Securities	3,451	-	-	3,451
	$ 495,263	$ -	$ -	$ 495,263

8. RISKS

As discussed in Note l, the Firm's customers' Securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing/broker dealer carries all of the accounts of the customers of the Firm and is responsible for execution collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Customers send stock certificated directly to the clearing broker/dealer. Off-balance-sheet risks exist with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge losses it incurs to the Firm. The Firm seeks to minimize this through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Firm maintains its cash in bank deposit accounts which at times may exceed federally insured limits. Management periodically evaluates the credit worthiness of its primary depositories. The Firm has not experienced any losses in such accounts. The Firm believes it is not exposed to any significant credit risk on cash and cash equivalents.

9. RETIREMENT PLANS

The Firm has a defined benefit plan and a defined contribution plan covering the employer. Total costs associated with the company's defined contribution benefit plan were approximately $140,000 in 2012. Benefits for the defined benefit pension plan covering the employer are provided based on the greater of the percent of average monthly compensation or dollar amount per month times years of credited service. The company's funding policy is to make annual contributions of not less than the minimum required by applicable regulations.

9. RETIREMENT PLANS (continued)

In 2008, the Firm adopted the recognition and disclosure provisions of SFAS No. 158, later codified in ASC 715-10, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158). SFAS No. 158 required the company to recognize the funded status of its pension and other post-retirement benefit plans in the consolidated statement of financial position. Subsequent changes in funded status that are not recognized as a component of net periodic benefit cost are recorded as a component of accumulated other comprehensive loss. The annual measurement date used to determine pension and other post-retirement benefit amounts is December 31, 2012

The following amounts relate to the Firm's defined benefit pension plan for the year ended December 31, 2012:

Participant contributions	$	140,000
Accrued firm contributions	$	140,000
Benefits paid	$	-
Minimum funding requirement	$	99,587
Prior service cost	$	-
Accrued pension cost	$	-

At December 31, 2012, the funded status of the plan was as follows:

Fair value of plan assets at end of year	$	807,719
Pension benefit obligation at year end		721,379
Excess of plan assets over benefit obligations	$	86,340
Accumulated Benefit Obligation	$	831,003

9. RETIREMENT PLANS (continued)

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

Discount rate on benefit obligation	6.0%
Rate of expected return on plan assets	5.0%
Rate of employee compensation increase	0.0%

Weighted-average assumptions used to determine benefit obligations are as follows:

Discount rate on benefit obligation	6.0%
Rate of employee compensation increase	0.0%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

The percentage asset allocations for the company's pension plan assets as of the plan measurement date are as follows:

Asset Category	
Cash and money market securities	86.0%
Equity securities	14.0%

Benefits expected to be paid over the next ten fiscal years are as follows:

2013	$	-
2014		1,133
2015		-
2016		-
2017		-
5 years after 2017		161,796
	$	162,929

SUPPLEMENTAL INFORMATION

Quest Capital Strategies, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2012

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 321,015
Deductions:		
Non-allowable assets:		
Commissions receivable	$ 551	
Other assets	4,840	
Prepaid expenses	13,113	
Property and equipment, net	11,801	
Deposits and other assets	5,808	36,114
Tentative net capital		284,901
Haircuts		
Money market account	$ -	
Marketable securities	-	
		-
Net capital		$ 284,901
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accrued expenses		$ 22,372
Commissions payable		105,978
Retirement plans payable		193,063
License fees payable		106,758
Total aggregate indebtedness		$ 428,171

Quest Capital Strategies, Inc.
Schedule I (Contined)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2012

Minimum net capital required	$ 28,544
Excess net capital	$ 256,357
Ratio of aggregate indebtness to net capital	1.50 to 1
Reconciliation with Company's computation:	
Net capital as reported in Company's Part II-A (unaudited) FOCUS report	$ 284,901
Net capital per above	$ 284,901

Quest Capital Strategies, Inc.
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2012

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Quest Capital Strategies, Inc.
Schedule III
Informstion Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2012

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Quest Capital Strategies, Inc.
Schedule IV
Schedule of Changes in Liabilities Subordinated to Claims of Creditors
as of December 31, 2012

Not Applicable

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Quest Capital Strategies, Inc.

In planning and performing our audit of the financial statements of Quest Capital Strategies, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by the rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above, except for:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure and procedures over financial reporting, computation and reconciliation of net capital requirements and computation of reserve requirements that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 22, 2013